FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated September 16, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF Brasil Foods and Copercampos inaugurate plant in Campos Novos With an investment of R$ 145 milhões, the unit has an annual production capacity of 151 thousand tons of pork

September 15 2011 - BRF Brasil Foods, in partnership with Copercampos, today unveils the industrial unit located in Campos Novos in the upstate region of Santa Catarina. With a total investment of R$ 145 million, the plant is to create 1,800 direct and 450 indirect jobs, when fully operational. A total of 400 employees have already been engaged for the initial operations.

The plant has been designed to meet the requirements of the principal world markets and occupies a site of 172 hectares, with a constructed area of 32 thousand square meters. At the outset of activities, there will be a daily throughput of 1,000 hogs, a number which will be slowly ramped up until December 2012, when the daily slaughtering rate is to reach 7,000 hogs. The plant will also produce in natura meat cuts and supply raw materials for use in the processing of industrialized products at other BRF units. Annual output is estimated at 151 thousand tons of pork, the larger part of this being for export.

Copercampos began construction of the unit in 2007 and in April of last year concluded a partnership agreement with BRF, which acquired the right of use of the plant for a 10-year period. To ensure the finalization of the plant, the company injected R$ 63 million in the project. The agreement also gives BRF the right to exercise a purchase option on the unit. Given the strategic importance of the plant, the company, in mutual agreement with Copercampos, has decided to exercise its purchase option. BRF will remain responsible for the management of the entire manufacturing process, while Copercampos will supply the livestock for slaughter. The cooperative is a traditional partner of BRF. Among the leading cooperatives in the region, with four farms and 78 outgrowers, Copercampos is one of the company’s principal suppliers of grains such as corn and soybeans.

The new plant is a strategic component of BRF’s growth and internationalization plan. The unit has been built according to advanced technology and sustainability standards, allowing production to be destined for the most demanding of world markets. “The Campos Novos plant will bring us additional competitive advantages in serving the potential increase in international demand with the opening of new markets, such as China”, says José Antônio Fay, BRF’s Chief Executive Officer.

With the inauguration of the plant, still further efficiency will be gained in the company’s hog processing business in Santa Catarina. BRF currently has a total of 12 production units and two distribution centers in the state and employs more than 20,000 direct employees and integrated outgrowers. In addition to the proximity to other units of the company, Campos Novos is strategically located, being sited close to highways connecting the principal ports in the state such as those of Navegantes and Itajaí.

For Coopercampos’ CEO, Luiz Carlos Chiocca, the story of the region and the muncipality of Campos Novos will be divided into two: before and after the installation of the processing plant.

“There will be a greater generation of employment and income, while the muncipal and state authorities will be able to track this development, given the return from the business in the form of tax revenues. For Copercampos’ members, the plant favors the consumption of corn and hogs, injecting liquidity into the market as well as promoting enhancement in the value of the assets of members and those of the local community as a whole”, Chiocca points out.

Since the signing of the agreement with Copercampos, BRF has provided technical consultancy services in the construction of the plant. The unit thus complies with the company’s sustainability parameters. Among these we might highlight: rainwater harvesting pools, the correct disposal of waste, composting of organic waste, reduction in the use of electricity and reforestation of areas contiguous to the plant.

About BRF Brasil Foods:

BRF Brasil Foods is one of the largest food companies in the world. With acclaimed brands such as Perdigão, Sadia, Batavo and Elegê plus a portfolio of more than 3,000 items, the company operates in the segments of chicken meat, pork and beef, industrialized meats, margarines and pastas, as well as being one of the leading collectors of milk and processors of dairy products in the country. BRF is also the third largest Brazilian exporter as well as the largest poultry exporter in the world with a 20% share of world trade, as well as accounting for 9% of the world exports of animal protein. The company remains one of the largest employers in the country with 115 thousand employees. It has 60 plants in Brazil and three overseas (Argentina, United Kingdom and the Netherlands). Its products feature daily in the households of millions of Brazilian consumers and in more than 140 countries to which the company exports. Listed on the São Paulo Stock Exchange (BM&FBovespa), BRF is a component of the Novo Mercado, a segment of the Exchange with companies which adopt the highest standards of corporate governance. In addition, the company has a New York Stock Exchange (NYSE) listing.

About Copercampos:

Copercampos ranks in second place among the agricultural cooperatives in the state of Santa Catarina. The output of cereals has become so significant that the municipality of Campos Novos enjoys the title of Bread Basket of Santa Catarina. The cooperative has more than 36 units distributed throughout the state of Santa Catarina and Rio Grande do Sul and encompassing warehouses, agricultural supply stores, hog farms, an animal feed plant, a fertilizer plant, a supermarket, seed processing units and a gasoline service station. With 1,020 members and 700 employees, Copercampos reported sales in excess of R$ 415 million in 2010.

BRF Brasil Foods:
www.brasilfoods.com

Information to the press:

Máquina Public Relations
(11) 3147-7900 / 7921 / 7909 / 7436
Elaine Daffara
elaine.daffara@maquina.inf.br

Leonardo Souza
Leonardo.souza@maquina.inf.br

Samira Aguiar
samira.aguiar@maquina.inf.br

Copercampos
www.copercampos.com.br

Felipe Götz
(49) 2541-6039 / 8835-5442
comunicacao@copercampos.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   September 16, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director